Mail Stop 4561

June 5, 2007

Russell D. Goldsmith
President and Chief Executive Officer
City National Corporation
City National Center
400 North Roxbury Drive,
Beverly Hills, California 90210

>   **Re: City National Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **File No. 001-10521**

Dear Mr. Goldsmith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Paul Cline
>   Senior Accountant